Exhibit 4.22

Purchase Agreement for Property of the Sanya Bay La Costa Seaside Hotel

The Seller (“Party A”): Beijing Hengxinjiahua Investment Consultancy Limited

The Buyer (“Party B”): Beijing Li Tian Rong Ze Technology Development Co., Ltd.

Whereas:

1.	Beijing Hengxinjiahua Investment Consultancy Limited (“Party A”) is a limited liability company organized and existing under the laws of the People’s Republic of China and its registered address is Room 23B3, Building 1, Garden 1, Xi Zhi Men Wai Street, Xicheng District (De Sheng Technology Zone), Beijing; Party A is entitled to all the legitimate rights and interests of the property of the Sanya Bay La Costa Seaside Hotel which is located at No. 167, San Ya Wan Road, Sanya.

2.	Beijing Li Tian Rong Ze Technology Development Co., Ltd. (“Party B”) is a limited liability company organized and existing under the laws of the People’s Republic of China and its registered address is D-305, No.86 Chang Yang Wan Xing Road, Fangshan District, Beijing; Party B has conducted an on-site investigation on the current situation of this project and other necessary investigation on this project, and desires to purchase and acquire the ownership of and the use right to the property of the Sanya Bay La Costa Seaside Hotel pursuant to this agreement;

3.	Party A and Party B acknowledge that “the property of the Sanya Bay La Costa Seaside Hotel” herein refers to the 44 suites of property rooms in the Sanya Bay La Costa Seaside Hotel (hereinafter referred to as the “Target Property”) with a total area of 2,912.97 square meters. Please see Schedule A- “Particulars of the 44 Suites of Property Rooms”.

Party A and Party B, through friendly negotiation, hereby enter into the following agreement dated March 15, 2012 with respect to Party B’s purchase of Party A’s Target Property:

Article 1 Aggregate Price

The parties hereto agree that the aggregate price for Party A to sell the Target Property to Party B (the “Aggregate Price”) is RMB82,500,000.00. This price is based on the actual areas as measured set forth in Schedule A.

Article 2 Type of Payment

Party B shall pay 50% of the Aggregate Price to the bank account designated by Party A within 10 business days after the date of this agreement. Upon Party A’s completion of online execution for Party B, Party B shall pay the rest 50% of the Aggregate Price to the bank account designated by Party A.

Article 3 Delivery of Property and Right Certificate

(1) Title Transfer by Online Execution

Party A warrants that both of building ownership certificate and land-use rights certificate of the 44 suites of rooms of the Target Property will be registered under the name of and transferred to Party B within two months after the date of this agreement.

(2) Use of Supporting Facilities

Party A warrants that relevant supporting facilities of the Target Property including those with respective to running water, sewage treatment, hot water, reclaimed water, electricity and heating, and will meet the state standards for property delivery upon the delivery of the Target Property.

Article 4 Ownership Warranty

Party A warrants the ownership of the Target Property shall be free of defects; Party A further warrants that there are no property disputes or debt disputes over the Target Property. Party A shall be fully accountable in the event that, due to Party B, the Target Property is unable to be registered under the name of Party B or any debt dispute concerning the Target Property arises.

Article 5 Default and Force Majeure

Unless this agreement is terminated as a result of force majeure, state laws and regulations, policy restrictions or government acts, if Party A fails to transfer the titles of all 44 suites of property rooms of the Target Property to Party B within 2 months, it will constitute a breach of this agreement by Party A. Under such circumstances, Party A shall make a payment in amount of 10% of the Aggregate Price to Party B and complete the title transfers within one month. If Party B delays in paying the purchase price due for more than three days, it will constitute a breach of this agreement by Party B, upon which Party B shall make a payment in amount of 10% of the Aggregate Price to Party A.

Where this agreement is terminated as a result of force majeure, state laws and regulations, policy restrictions or government acts, the advance payment shall be unconditionally released and returned to Party B within two business days after such termination.

Article 6 Exclusive Term

Except otherwise agreed by the parties hereto, Party A warrants that it will not sell, offer to sell, or dispose, directly or indirectly, the Target Property to any third party by signing written letter of intent, memorandum, agreement or otherwise, before termination of this agreement or within a term otherwise agreed by the parties hereto.

Article 7 This agreement shall be effective upon the date of the execution by legal representatives or authorized representatives of the parties hereto and the affixation of the seals of the parties hereto.

Article 8 This agreement is made in four counterparts. Party A and Party B respectively hold two counterparts. Each counter shall be equally valid and binding.

Signature Page

Party A: Beijing Hengxinjiahua Investment Consultancy Limited

Authorized Representative: Shuai Wang

Signature:/s/ Shuai Wang

(Official Seal)

Party B: Beijin Li Tian Rong Ze Technological Development Co., Ltd.

Authorized Representative: Tianquan Mo

Signature:/s/ Tianquan Mo

(Official Seal)

Schedule A

Particulars of the 44 Suites of Property Rooms

Floor	Room No.	Floor Area (m2)
2	2012	66.16
2	2018	66.16
2	2026	66.16
3	3006	66.16
3	3020	71.44
7	8016	66.16
7	8022	66.16
7	8028	66.16
8	9018	66.16
8	9022	66.16
8	9028	66.16
8	9032	66.16
9	1012	66.16
9	1018	66.16
9	1026	66.16
9	1030	66.16
9	1038	66.16
10	1106	71.08
10	1110	66.16
10	1118	66.16
10	1120	66.16
10	1126	66.16
10	1130	66.16
10	1136	66.16
11	1208	66.16
11	1212	71.45
11	1218	66.16
11	1222	66.16
11	1228	66.16
11	1232	66.16
11	1236	66.35
2	2032	66.16
3	3026	66.16
7	8032	66.16
2	2029	66.33
7	8023	66.16
9	1023	66.16
9	1025	66.16
10	1117	66.53
10	1115	66.16
11	1211	66.53
11	1231	51.50
7	8031	66.16
11	1223	66.16
44		2912.97